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                Companhia Brasileira de Distribuicao (NYSE: CBD)


FIRST QUARTER 2000 FINANCIAL RESULTS

o Total sales grew 30.0% compared to 1Q99 and same store sales grew 3.3%, even without Easter sales, which occurred in April 2000
o    EBITDA grew 41.8% compared to 1Q99
o    Net Profit of R$42.1 million
o New acquisitions in 2000 already total 67,468m2 of sales area and R$858.0 million in annual revenue
o Recent event: Acquisition of 11 supermarkets of the Parati chain in the city of Curitiba and 13 stores of the Rosado chain located in the state of Sao Paulo (Vale do Paraiba)


Sao Paulo, Brazil, May 4, 2000 - Companhia Brasileira de Distribuicao (CBD) today announced 1st quarter 2000 financial results.

First quarter 2000 consolidated net sales reached R$1,634.8 million in nominal values, compared to R$1,257.8 million during the same period in 1999, recording a 30.0% increase.

First quarter 2000 was negatively affected by the timing of the Easter holiday. While in 1999 seasonal Easter sales occurred in March (1st quarter), in 2000 they occurred in April (2nd quarter). However, even considering this adverse factor, CBD's same store sales grew 3.3%.

The supermarket formats, represented by Pao de Acucar and Barateiro, presented the best performance compared to CBD's other divisions. It is important to highlight the performance of the Barateiro Division, which presented a 9.6% growth in same store sales, positively reflecting the improved positioning of this banner among lower class consumers in the state of Sao Paulo, as well as investments made in store remodeling (New Face Project) and the development of Barateiro Private Brands (approximately 400 Barateiro products were developed during the first quarter of 2000).

The Pao de Acucar Division also recorded strong performance in same store sales, as a result of the continuous process of store remodeling and investments made to customer services. The "Pao de Acucar Mais" relationship card has been providing the Company with improved knowledge of its customer base. As a result, CBD gained additional efficiency in terms of operating and marketing strategies. This program is currently being developed in the state of Sao Paulo, where approximately 650,000 people already have the card.

The Extra Division presented a decrease in same store sales of 1.8%. The main factors that contributed to this result are the need for a more significant recovery in sales of some lines of products, the strong impact of the above mentioned Easter season and the greater competitiveness of neighborhood supermarkets. Same store sales of this division were also negatively affected by the partial remodeling of some hypermarkets, and by the decrease in sales in stores located relatively near new hypermarkets opened by the Company.

The Eletro Division presented a strong growth in same store sales, which can be attributed to the current scenario of decreasing interest rates, the store remodeling project (Eletro of the Future), and the weak comparative basis represented by first quarter 1999.

Net Sales Evolution by Division - Consolidated*
Variation (%) 2000/1999

                        -----------------------------------------------
                                     Nominal Currency
                                     (Corporate Law)
                        -----------------------------------------------
                                    First Quarter 2000
                        -----------------------------------------------
                            All Stores             Same Stores
-----------------------------------------------------------------------
Pao de Acucar                      8.6%                    4.4%
Extra                             42.1%                   -1.8%
Barateiro                         64.4%                    9.6%
Eletro                            16.4%                   22.9%
-----------------------------------------------------------------------
CBD                               27.2%                    3.3%
-----------------------------------------------------------------------


                        -------------------------------------------------------------------
                                                Constant Currency
                                               First Quarter 2000
                        -------------------------------------------------------------------
                                    (IGP-DI)                           (IPCA)
                        ---------------------------------  --------------------------------
                          All Stores      Same Stores        All Stores     Same Stores
---------------------------------------------------------  --------------------------------
Pao de Acucar                 -6.3%           -9.9%              0.7%           -3.2%
Extra                         22.6%          -15.0%             31.8%           -8.9%
Barateiro                     42.7%           -5.1%             52.8%            1.7%
Eletro                         0.0%            5.6%              7.8%           13.8%
-------------------------------------------------------------------------------------------
CBD                            9.8%          -10.7%             18.0%           -4.2%
-------------------------------------------------------------------------------------------

* Total sales figures include net sales from the Peralta chain in February 1999, prior to its incorporation into the CDB group. Same stores sales include only stores that have been operating for more than 12 months.

According to the ABRAS index (constant currency - indexed by IGP-DI), the retail sector fell 3.1% in the first quarter of 2000 compared to the same period of 1999. CBD's net sales (constant currency) grew 9.8% in the first quarter of 2000 compared to the same quarter in 1999, demonstrating the Company's market share gains.


         CONSOLIDATED INCOME STATEMENT - CORPORATE LAW METHOD
        ------------------------------------------ ------------------------------------------
                                                                 First Quarter
                                                   ------------------------------------------
                       R$ thousand                     2000            1999           %
        ------------------------------------------ -------------- --------------- -----------
        Net Sales Revenue                             1,634,800       1,257,827        30.0%

        Cost of Sales                                (1,186,917)       (914,625)       29.8%

        Gross Profit                                    447,883         343,202        30.5%

        Operating Income (Expenses)
             Selling Expenses                          (256,035)       (201,561)       27.0%
             General and Administrative                 (73,363)        (58,067)       26.3%
        Total Operating Expenses                       (329,398)       (259,628)       26.9%

        Operating Income Before Taxes, Deprec.
        and Fin. Income (Exp.) - EBITDA                 118,485          83,574        41.8%

        Depreciation                                    (44,601)        (34,264)       30.2%

        Operating Income Before Taxes and
        Financial Income (Exp.) - EBIT                   73,884          49,310        49.8%

        Taxes and Charges                               (12,327)         (5,981)      106.1%

        Financial Income                                 92,743          64,756        43.2%
        Financial Expense                              (100,444)        (95,181)        5.5%
        Currency Variation                               (4,477)       (138,774)      -96.8%
               Net Financial Income (Loss)              (12,178)       (169,199)      -92.8%

        Operating Income (Loss)                          49,379        (125,870)

        Losses in Invested Companies                          -          (1,364)

        Equity Income                                         0                -
        Non-Operating Results                             1,114             (299)
        ------------------------------------------ -------------- --------------- -----------
        Income (Loss) Before Income Tax                  50,493         (127,533)
        ------------------------------------------ -------------- --------------- -----------
        Income Tax                                       (8,348)          48,619     -117.2%
        ------------------------------------------ -------------- --------------- -----------
        Net Income (Loss)                                42,145          (78,914)

        Net Income (Loss) per 1,000 shares                 0.43           (1.01)

        No. of shares (in thousand)
        at the end of the period                     97,694,603      78,336,757        24.7%
        ------------------------------------------ -------------- --------------- -----------
        % of Net Sales

        Gross Profit                                       27.4%           27.3%

        Total Operating Expenses                          -20.1%          -20.6%
            Selling Expenses                              -15.7%          -16.0%
            General and Administrative                     -4.5%           -4.6%

        EBITDA                                              7.2%            6.6%

        Depreciation                                       -2.7%           -2.7%

        EBIT                                                4.5%            3.9%
         Taxes and Charges                                 -0.8%           -0.5%
        Net Financial Income (Expense)                     -0.7%          -13.5%

        Income before Income Tax                            3.1%          -10.1%

        Income Tax                                         -0.5%            3.9%

        Net Income (Loss)                                   2.6%           -6.3%
        ------------------------------------------ -------------- --------------- -----------

* 1999 figures do not include Peralta chain's sales in February (period prior to its incorporation into the CBD group).




CONSOLIDATED BALANCE SHEET - CORPORATE LAW METHOD
----------------------------------------------------------------------------------------------------------------------
                        R$ thousand                                1Q/00              1Q/99              4Q/99
----------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
     Cash and Banks                                                   24,032             23,601             61,937
     Short-term Investments                                          901,126            295,247          1,198,598
     Accounts Receivable                                             464,334            369,261            506,602
           Installment Sales                                         143,516            116,009            162,384
           Post-Dated Checks                                         100,081            109,729            109,638
           Credit Card and Other                                     241,212            162,786            251,425
           Allowance for Doubtful Accounts                           (20,475)           (19,263)           (16,845)
     Advances to Suppliers                                            15,532              9,365             18,082
     Taxes Recoverable                                                81,026             65,272             64,635
     Other Receivables                                                18,499             16,457             13,565
     Inventories                                                     522,694            325,725            538,197
     Prepaid Expenses                                                 38,759             12,047             16,979
Total Current Assets                                               2,066,002          1,116,975          2,418,595
--------------------
Long-term Receivables
     Receivables                                                     107,936              3,560             97,755
     Deferred Income Tax                                              42,756             66,914             29,448
     Judicial Deposits                                                56,032             35,421             50,745
     Loan to Subsidiary Companies                                     12,362             35,315              5,108
     Prepaid Expenses                                                  3,637              5,310              4,055
Total Long-Term Receivables                                          222,723            146,520            187,111
---------------------------
Permanent Assets
Investments                                                          227,636            153,557            228,814
     Property and Equipment                                        1,988,932          1,417,586          1,889,441
     Deferred Charges                                                444,473            371,984            430,259
          Currency Variation                                          53,731             71,639             58,208
Total Permanent Assets                                             2,660,941          1,943,127          2,548,514
----------------------
                        TOTAL ASSETS                               4,949,666          3,206,622          5,154,220
                        ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
     Suppliers                                                       577,324            478,462            792,420
     Loans and Financing                                             341,746            513,124            477,991
           Domestic Currency                                         324,902             84,427            460,567
           Foreign Currency                                           16,844            428,697             17,424
     Payable on Purchase of Assets                                    99,424            153,419            111,148
     Debentures                                                       24,769             26,290             16,483
     Taxes on Sales                                                   18,666             14,127             25,496
     Income Tax                                                       21,945              8,053                  -
     Salaries and Payroll Charges                                     63,767             55,021             64,409
     Dividends                                                        15,957             39,013             15,957
     Interest on Own Capital and Withholding Tax                           -                  -                  -
     Others                                                           75,788             36,217             70,243
Total Current Liabilities                                          1,239,386          1,323,726          1,574,147
-------------------------
Long-Term Liabilities
     Financing                                                       358,514            468,395            341,345
           Domestic Currency                                         316,902            248,423            294,166
           Foreign Currency                                           41,612            219,972             47,179
     Payable on Purchase of Assets                                    57,205             22,291             54,127
     Debentures                                                      271,489            333,090            285,159
     Deferred Income Tax and Installments                              8,716             31,914              9,469
     Other Accruals                                                  319,722            131,645            264,150
Total Long-Term Liabilities                                        1,015,646            987,335            954,250
---------------------------
Convertible Debentures (third issue)                                 321,253                  -            310,387
Shareholders' Equity
     Capital                                                       1,506,918            540,474          1,491,118
     Capital Reserves                                                348,292              4,050            348,292
     Revenue Reserves                                                518,171            351,037            476,026
Total Shareholders' Equity                                         2,373,381            895,561          2,315,436
Total Convertible Debentures and Shareholders' Equity              2,694,634            895,561          2,625,823
-----------------------------------------------------
                     TOTAL LIABILITIES                             4,949,666          3,206,622          5,154,220
                     -----------------
----------------------------------------------------------------------------------------------------------------------

                              Management's Comments


FIRST QUARTER 2000 CONSOLIDATED RESULTS

o CBD registered gross margin of 27.4%, in line with the first quarter 1999 (27.3%) and higher than the gross margin registered in fourth quarter 1999 (26.0%). Even with the higher participation of hypermarkets in the Company's store mix and the strong competition within the sector, CBD has maintained the gross margin around 27%. This has been possible due to continuous gains of scale with suppliers and the intense shrinkage control and prevention program (1.7% in the first quarter of 2000, compared to 2.2% in the same period of 1999).

o Operating expenses represented 20.1% of total net sales in the period, compared to 20.6% in the first quarter of 1999. This efficiency gain reflects the Company's efforts to reduce personnel expenses, as well as gains deriving from higher dilution of fixed costs through an expanded sales base.

o EBITDA reached R$118.5 million in the first quarter of 2000, representing a 41.8% increase compared to the same period of 1999. EBITDA margin (earnings before interest, taxes, depreciation and amortization) reached 7.2%, surpassing the margin recorded in the first quarter of 1999 (6.6%)

o Net income in the first quarter of 2000 was R$42.1 million, compared to a net loss of R$78.9 million in the same period in 1999. This was mainly due to the increase in margins and net financial income. In the first quarter of 2000, the Company recorded a negative financial result of R$12.2 million compared to a loss of R$169.2 million in the first quarter 1999, period in which the Company was negatively affected by the Brazilian currency devaluation.

Investments

As a result of continuous efforts towards store modernization and expansion, CBD invested R$157.4 million in the first quarter of 2000, compared to an investment of R$203.9 million in the same period of 1999.

Investments during the quarter consisted of:

o Acquisitions of medium-sized supermarket chains, such as Cibus, Ita and Mercadinho Sao Luiz;

o Conversion of 1 Barateiro store into the Pao de Acucar format. This store is considered the model of the second generation of the Pao de Acucar format;

o    Acquisition of new equipment and land for construction of new stores;

o Remodeling of 4 Pao de Acucar stores, 1 Barateiro store and 1 Extra hypermarket;

o Remodeling of 7 Eletro stores, adapting them to the new concept (Eletro of the Future);

o Closing of 1 Pao de Acucar store located in Ribeirao Preto and 3 Eletro stores located in the state of Sao Paulo;

o Initiation of construction of new Extra hypermarkets in Sorocaba (state of Sao Paulo), Rio de Janeiro, Brasilia and Fortaleza.

ACQUISITIONS: 58 NEW STORES BETWEEN JANUARY AND APRIL 2000

Companhia Brasileira de Distribuicao is pleased to inform the acquisition of 11 new stores in the first quarter of 2000 and 47 stores in April. These stores reinforce the positioning of the Barateiro chain among lower class customers in the state of Sao Paulo and the positioning of the Pao de Acucar chain in regions where our presence is already strong (Sao Paulo and Fortaleza). We also highlight the arrival of the Pao de Acucar banner to the city of Curitiba (state of Parana), a region inhabited by upper class customers, which has, therefore, strong synergy with this format.

The acquisitions carried out until April/May 2000 already total 67,468 m2 of sales area and approximately R$858.0 million in annual gross revenue. The following is a brief description of the acquired chains:

First Quarter 2000 Acquisitions

Cibus and Ita : CBD informed in January/00 the acquisition and start-up of operations of the following stores: 1 store located in Ferraz de Vasconcellos, in the greater Sao Paulo area, with 1,250 m2, which was previously operated by Cibus chain and 1 store in the city of Sao Paulo, with 2,800 m2, which was operated by ITA chain. Both stores were already converted into the Barateiro format. These two stores are expected to generate approximately R$48.0 million in annual gross revenue.

Mercadinho Sao Luiz: CBD also announced the acquisition of 9 stores previously operated by Sao Luiz supermarket chain. These stores are located in the city of Fortaleza, with 8,137 m2 of sales area, and they are being converted into the Pao de Acucar format (7 have already been converted). CBD estimates these 9 stores to generate R$120.0 million in annual gross revenue.

April 2000 Acquisitions

Nagumo: CBD informed in April the acquisition of 12 new supermarkets located in the Metropolitan Area of Sao Paulo (East Zone), with total sales area of 16,216 m2. These stores were previously operated by the Nagumo chain, which ranked 31st in 1998, and have been incorporated into the Barateiro Division. Estimated gross revenue for these stores is approximately R$240.0 million per year.

Reimberg: In April, CBD also acquired 9 stores in the Sao Paulo metropolitan area, previously operated by the Reimberg chain and ranked 52nd in the sector. These stores have also been incorporated into the Barateiro Division and are distributed in a sales area of 7,673 m2. Annual gross revenue from these stores is expected to total approximately R$125.0 million.

GePires: Acquisition of 2 new supermarkets in the city of Sao Paulo which were previously operated by the GePires chain, with 2,642 m2 of sales area and estimated annual gross revenue of R$25.0 million. Both stores will be part of the Barateiro Division.

Parati: Acquisition of the Parati chain, located in the city of Curitiba - Parana, composed of 11 stores with 13,150 m2 of total sales area and annual gross revenue of approximately R$150.0 million. These stores will be converted into the Pao de Accucar format and they mark the first CBD supermarket in this region, where the Company already operates two hypermarkets.

Rosado: In April 2000, CBD acquired the Rosado chain, composed of 13 supermarket stores with 15,600 m2 of total sales area. These stores are located in the Vale do Paraiba region - state of Sao Paulo. All the stores will be converted into the Pao de Acucar format and are expected to generate approximately R$150.0 million in gross revenue per year.

Stores by Division

                -------------------------------------------------------- ------------------------------
                  Pao de                                                   Sales area      Number of
                  Acucar     Extra     Eletro    Barateiro      CBD          (m2)         Employees
------------------------------------------------------------------------ ------------------------------
03/31/99           146         31        74         70          321         514,229        33,653
Opened              10         -          -          2          12
Closed             (2)         -          -         (1)         (3)
Converted           -          1          -         (1)          -
06/30/99           154         32        74         70          330         514,229        36,539
Opened              -          9          -          1          10
Closed              -          -          -          -           -
Converted           -          -          -          -           -
09/30/99           154         41        74         71          340         611,254        36,762
Opened                         6          -          4          10
Closed             (1)         -          -          -          (1)
Converted        (8) + 1      (1)         -          8           -
12/31/99           146         46        74         83          349         663,237        39,642
Opened              9          -          -          2          11
Closed             (1)         -         (3)         -          (4)
Converted           1          -          -         (1)          -
------------------------------------------------------------------------ ------------------------------
03/31/00           155         46        71         84          356         677,102        39,613
-------------------------------------------------------------------------------------------------------


Summary of Store Conversions

                                   ----------------------------------------------------------------------------
                                       1Q 99          2Q 99           3Q 99          4Q 99          1Q 00
---------------------------------------------------------------------------------------------------------------
Peralta - Pao de Acucar                 14
Superbox -  Pao de Acucar
Barateiro - Pao de Acucar                                                                            1
Extra - Pao de Acucar                                                                 1
Pao de Acucar - Barateiro               18                                            8
Peralta -  Barateiro                    23
Superbox -  Barateiro
Superbox -  Extra
Barateiro -   Extra                                    1
Peralta -  Extra                         1
---------------------------------------------------------------------------------------------------------------

Sales Breakdown per Division*
In R$ thousand - Nominal (Corporate Law)


                     --------------------------------------------------- -------------
JANUARY                     2000          %           1999          %        Var.(%)
------------------------------------------------------------------------ -------------
Pao de Acucar              183,907       33.4%      161,139        38.7%      14.1%
Extra                      270,297       49.0%      194,074        46.6%      39.3%
Barateiro                   68,810       12.5%       32,889         7.9%     109.2%
Eletro                      28,345        5.1%       28,289         6.8%       0.2%
------------------------------------------------------------------------ -------------
CBD                        551,359      100.0%      416,391       100.0%      32.4%
------------------------------------------------------------------------ -------------


                     --------------------------------------------------- -------------
FEBRUARY                    2000          %          1999          %        Var.(%)
------------------------------------------------------------------------ -------------
Pao de Acucar              166,993       32.3%      161,556        38.7%       3.4%
Extra                      261,642       50.7%      180,182        43.1%      45.2%
Barateiro                   65,624       12.7%       31,868         7.6%     105.9%
Peralta                          -          -        27,049         6.5%         -
Eletro                      22,231        4.3%       16,947         4.1%      31.2%
------------------------------------------------------------------------ -------------
CBD                        516,490      100.0%      417,602       100.0%      23.7%
------------------------------------------------------------------------ -------------


                     --------------------------------------------------- -------------
MARCH                       2000          %          1999          %        Var.(%)
------------------------------------------------------------------------ -------------
Pao de Acucar              180,567       31.8%      166,730        37.0%       8.3%
Extra                      289,232       51.0%      203,502        45.1%      42.1%
Barateiro                   71,840       12.7%       60,708        13.5%      18.3%
Eletro                      25,312        4.5%       19,943         4.4%      26.9%
------------------------------------------------------------------------ -------------
CBD                        566,951      100.0%      450,883       100.0%      25.7%
------------------------------------------------------------------------ -------------


                     --------------------------------------------------- -------------
FIRST QUARTER               2000          %          1999          %        Var.(%)
------------------------------------------------------------------------ -------------
Pao de Acucar              531,467       32.5%        489,425      38.1%       8.6%
Extra                      821,172       50.2%        577,758      45.0%      42.1%
Barateiro                  206,273       12.6%        125,466       9.8%      64.4%
Peralta                          -          -          27,049       2.1%         -
Eletro                      75,888        4.6%         65,179       5.1%      16.4%
------------------------------------------------------------------------ -------------
CBD                      1,634,800      100.0%      1,284,877     100.0%      27.2%
------------------------------------------------------------------------ -------------


* Includes Peralta chain's sales in February 1999, period prior to its incorporation into the CBD group. Without considering the above mentioned sales, growth in 2000 totaled 30.0%

                                                                               9
Productivity Indexes *
 R$ - Nominal (Corporate Law)

Sales per m2  / month
                     ---------------------------------------
                         1Q00         1Q99       Var (%)
-----------------------------------------------------------
Pao de Acucar            1,021        1,006         1.5%
Extra                      780          880       -11.4%
Barateiro                  681          670         1.6%
Eletro                     628          552        13.8%
------------------------------------------------------------
CBD                        819          861        -4.9%
------------------------------------------------------------

Sales per Employee / month
                     ---------------------------------------
                         1Q00         1Q99       Var (%)
-----------------------------------------------------------
Pao de Acucar           14,018      13,582          3.2%
Extra                   17,643      18,217         -3.2%
Barateiro               16,560      13,542         22.3%
Eletro                  16,014      11,345         41.2%
-----------------------------------------------------------
CBD                     13,911      13,178          5.6%
-----------------------------------------------------------

Average Ticket
                     ---------------------------------------
                         1Q00         1Q99       Var (%)
-----------------------------------------------------------
Pao de Acucar             17.2         17.0         1.2%
Extra                     35.8         36.8        -2.7%
Barateiro                 12.2         13.6       -10.3%
Eletro                   210.6        191.4        10.0%
-----------------------------------------------------------
CBD                       23.0         22.9         0.4%
-----------------------------------------------------------

Sales per Checkout / month
                     ---------------------------------------
                         1Q00         1Q99       Var (%)
-----------------------------------------------------------
Pao de Acucar           96,184       93,934         2.4%
Extra                  113,688      119,104        -4.5%
Barateiro               74,985       66,572        12.6%
Eletro                 138,300      114,494        20.8%
-----------------------------------------------------------
CBD                    101,880       99,567         2.3%
-----------------------------------------------------------

* Results referring to sales area, employees and checkouts were calculated based on average values proportional to the period in which the stores were open.


Sales Breakdown (% of net sales)
                                     1998          1999          Jan00          Feb00          Mar00          1Q/00
-------------------------------------------------------------------------------------------------------------------------
Cash                                51.6%         56.3%          57.3%          55.5%          53.0%          55.1%
Credit Card                         21.7%         22.7%          24.3%          26.0%          29.1%          26.6%
Food Voucher                         7.5%          6.4%           6.2%           6.8%           6.5%           6.5%
Credit                              19.2%         14.6%          12.2%          11.7%          11.4%          11.8%
    Post-Dated Checks               13.5%         10.2%           6.9%           7.4%           7.3%           7.2%
    Installments                     5.7%          4.4%           5.3%           4.3%           4.1%           4.6%


Selected Data per Division at March 31, 2000
                             --------------------------------------------------------------
                                    #              #             #          Sales Area
                                Checkouts      Employees      Stores           (m2)
                             --------------------------------------------------------------
Pao de Acucar                     1,902         12,916          155           186,181
Extra                             2,407         15,648           46           350,794
Barateiro                           919          3,986           84           100,413
Eletro                              180          1,587           71            39,714
-------------------------------------------------------------------------------------------
Total                             5,408         34,137          356           677,102
-------------------------------------------------------------------------------------------
Headquarters                                     5,476
-------------------------------------------------------------------------------------------
CBD                               5,408         39,613          356           677,102
-------------------------------------------------------------------------------------------




NON-CONSOLIDATED INCOME STATEMENT - CORPORATE LAW METHOD (only CBD)
        ------------------------------------------ ------------------------------------------
                                                                 First Quarter
                                                   ------------------------------------------
                       R$ thousand                     2000            1999           %
        ------------------------------------------ -------------- --------------- -----------
        Net Sales Revenue                             1,456,375       1,257,827        15.8%

        Cost of Sales                                (1,046,043)       (914,625)       14.4%

        Gross Profit                                    410,332         343,202        19.6%

        Operating Income (Expenses)
             Selling Expenses                          (221,766)       (201,561)       10.0%
             General and Administrative                 (71,908)        (58,067)       23.8%
        Total Operating Expenses                       (293,674)       (259,628)       13.1%

        Operating Income Before Taxes, Deprec.
        and Fin. Income (Exp.) - EBITDA                 116,658          83,574        39.6%

        Depreciation                                    (40,701)        (34,264)       18.8%

        Operating Income Before Taxes and
        Financial Income (Exp.) - EBIT                   75,957          49,310        54.0%

        Taxes and Charges                               (10,442)         (5,981)       74.6%

        Financial Income                                 106,370          64,756       64.3%
        Financial Expense                               (97,976)        (95,181)        2.9%
        Currency Variation                               (4,477)       (138,774)      -96.8%
               Net Financial Income (Loss)                3,917        (169,199)
               ---------------------------

        Operating Income (Loss)                          69,432        (125,870)

        Losses in Invested Companies                    (13,428)         (1,364)
        Equity Income                                         0               -
        Non-Operating Results                             1,114            (299)
       ------------------------------------------  -------------- --------------- -----------
        Income (Loss) Before Income Tax                   57,118       (127,533)
        ------------------------------------------ -------------- --------------- -----------
        Income Tax                                      (14,973)         48,619      -130.8%
        ------------------------------------------ -------------- --------------- -----------
        Net Income (Loss)                                42,145         (78,914)

        Net Income (Loss) per 1,000 shares                 0.43           (1.01)

        No. of shares (in thousand)
        at the end of the period                     97,694,603      78,336,757        24.7%
        ------------------------------------------ -------------- --------------- -----------
        % of Net Sales

        Gross Profit                                       28.2%           27.3%

        Total Operating Expenses                          -20.2%          -20.6%
            Selling Expenses                              -15.2%          -16.0%
            General and Administrative                     -4.9%           -4.6%

        EBITDA                                              8.0%            6.6%

        Depreciation                                       -2.8%           -2.7%

        EBIT                                                5.2%            3.9%
         Taxes and Charges                                 -0.7%           -0.5%
        Net Financial Income (Expense)                      0.3%          -13.5%

        Income before Income Tax                            3.9%          -10.1%

        Income Tax                                         -1.0%            3.9%

        Net Income (Loss)                                   2.9%           -6.3%
        ------------------------------------------ -------------- --------------- -----------


* 1999 values do not include Peralta chain's sales in February (period prior to its incorporation into the CBD group).


NON-CONSOLIDATED BALANCE SHEET - CORPORATE LAW METHOD (only CBD)

        ----------------------------------------------------------------------------------------------------------------------
                                R$ thousand                                  1 Q /00            1 Q /99               4 Q /99
        ----------------------------------------------------------------------------------------------------------------------
        ASSETS
        Current Assets
             Cash and Banks                                                   20,980             23,601                54,965
             Short-Term Investments                                          901,126            295,247             1,198,598
             Accounts Receivable                                             443,504            369,261               494,527
                   Installment Sales                                         142,460            116,009               156,364
                   Post-Dated Checks                                          88,029            109,729               102,955
                   Credit Card and Other                                     232,493            162,786               251,341
                   Allowance for Doubtful Accounts                           (19,478)           (19,263)              (16,133)
             Advances to Suppliers                                            15,670              9,365                18,078
             Taxes Recoverable                                                80,631             65,272                60,875
             Other Receivables                                                18,197             16,457                11,462
             Inventories                                                     463,534            325,725               475,711
             Prepaid Expenses                                                 34,843             12,047                15,693
                            Total Current Assets                           1,978,485          1,116,975             2,329,909
                            --------------------
                           Long-Term Receivables
                           ---------------------
             Receivables                                                       3,360              3,560                 2,636
             Deferred Income Tax                                              35,760             66,914                29,076
             Judicial Deposits                                                55,998             35,421                50,731
             Loan to Subsidiary Companies                                    336,889             35,315               225,755
             Prepaid Expenses                                                  3,637              5,310                 4,055
                        Total Long-Term Receivables                          435,644            146,520               312,253
                        ---------------------------
             Investments                                                     227,536            153,557               228,814
             Property and Equipment                                        1,878,157          1,417,586             1,780,379
             Deferred Charges                                                409,017            371,984               393,708
                  Currency Variation                                          53,731             71,639                58,208
        Total Permanent Assets                                             2,514,710          1,943,127             2,402,901
                                TOTAL ASSETS                               4,928,839          3,206,622             5,045,063
                                ------------
        LIABILITIES AND SHAREHOLDERS' EQUITY
        Current Liabilities
             Suppliers                                                       561,815            478,462               747,531
             Loans and Financing                                             331,945            513,124               425,196
                   Domestic Currency                                         315,101             84,427               407,772
                   Foreign Currency                                           16,844            428,697                17,424
             Payable on Purchase of Assets                                    99,424            153,419               111,148
             Debentures                                                       24,769             26,290                16,483
             Taxes on Sales                                                   15,733             14,127                20,973
             Income Tax                                                       21,945              8,053                   -
             Salaries and Payroll Charges                                     59,201             55,021                59,880
             Dividends                                                        15,957             39,013                15,957
             Interest on Own Capital and Withholding Tax                           -                  -                     -
             Others                                                           87,770             36,217                67,822
        Total Current Liabilities                                          1,218,559          1,323,726             1,464,990
                           Long-Term Liabilities
                           ---------------------
             Financing                                                       358,514            468,395               341,345
                   Domestic Currency                                         316,902            248,423               294,166
                   Foreign Currency                                           41,612            219,972                47,179
             Payable on Purchase of Assets                                    57,205             22,291                54,127
             Debentures                                                      271,489            333,090               285,159
             Deferred Income Tax and Installments                              8,716             31,914                 9,469
             Other Accruals                                                  319,722            131,645               264,150
        Total Long-Term Liabilities                                        1,015,646            987,335               954,250
        Convertible Debentures                                               321,253                  -               310,387
        Shareholders' Equity
             Capital                                                       1,506,918            540,474             1,491,118
             Capital Reserves                                                348,292              4,050               348,292
             Revenue Reserves                                                518,171            351,037               476,026
        Total Shareholders' Equity                                         2,373,381            895,561             2,315,436
        Total Convertible Debentures and Shareholders' Equity              2,694,634            895,561             2,625,823
                    TOTAL LIABILITIES AND SHAREH. EQUITY                   4,928,839          3,206,622             5,045,063
                    ------------------------------------
        ----------------------------------------------------------------------------------------------------------------------



CONVERTIBLE DEBENTURES

Conversion of Debentures into Preferred Shares - 1999 and 2000


-----------------------------------------------------------------------------------------------------------------------
                    Debentures issued   Converted      Closing       PN shares converted        Increase in Equity
                        (balance)       Debentures     Balance                                    (R$ thousand)
-----------------------------------------------------------------------------------------------------------------------
     1st issue           100,000         (14,754)       85,246            544,496,103               19,058
     2nd issue           175,000         (23,375)      151,625            779,158,875               27,121
-------------------------------------------------------------------------------------------------------------------
    Total 1999                           (38,129)                       1,323,654,978               46,179
-------------------------------------------------------------------------------------------------------------------
     1st issue            85,246               -        85,246                      -                    -
     2nd issue           151,625         (13,000)      138,625            433,329,000               15,800
-------------------------------------------------------------------------------------------------------------------
   Total 1Q/2000                         (13,000)                         433,329,000
-------------------------------------------------------------------------------------------------------------------
     1st issue           100,000         (14,754)       85,246            544,496,103               19,058
     2nd issue           175,000         (36,375)      138,625          1,212,487,875               42,921
-------------------------------------------------------------------------------------------------------------------
      TOTAL *                            (51,129)                       1,756,983,978               61,979
-------------------------------------------------------------------------------------------------------------------

* Refers to the accumulated total, in 1999 and 2000, of the 1st and 2nd issue of debentures



Companhia Brasileira de Distribuicao and its affiliated company operate a total of 405 stores in 11 Brazilian states through three formats. In addition to the Pao de Acucar and Barateiro supermarket divisions, CBD operates Extra hypermarkets and Eletro home appliance stores.

-----------------------------------------------------------------------------------------------
Aymar Giglio Junior                                  Rosemary Otero
Investor Relations Officer - CBD                     Email:  rosemary_otero@edelman.com
Fone:  55 (11) 3886 0421  Fax: 55 (11) 3884 2677     Fhone:  (212) 704 4486
Email: pa.relmerc@paodeacucar.com.br
       -----------------------------

Fernando Tracanella                                  Gustavo Bernhoeft
Email: ftraca@paodeacucar.com.br                     Email: gustavo_bernhoeft@edelman.com
Fone:  55 (11) 3886 0421                             Fone:  55 (11) 3846-8400
-----------------------------------------------------------------------------------------------